Exhibit 99.1

INSPIRATM ART100 Completes Usability Study in Boston Massachusetts, U.S.

Ra’anana, Israel, August 9, 2023 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira Technologies”), a company aiming to revolutionize acute respiratory care by empowering breathing without lungs, is proud to announce it has completed a Usability Study in Boston, Massachusetts for its INSPIRA ART100 device.

The Usability Study included U.S. healthcare professionals who participated in testing and examining the INSPIRA ART100 in a setting designed to consider human factors of the intended users, uses and use environments.

Dagi Ben Noon, Inspira Technologies’ Chief Executive Officer, stated: “We are advancing with the INSPIRA ART100. We plan to take a position in disrupting the medical device industry with our high-grade technology.”

The INSPIRA ART100 is an extracorporeal blood circulation medical device designed for cardiac and pulmonary support, by providing continuous enrichment of the blood with oxygen and carbon dioxide removal. The INSPIRA ART100 may be suitable for a wide range of extracorporeal treatments in the ICU and during heart surgery.

About Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies has a clear mission to revolutionize acute respiratory care through innovation. Our aim is to develop medical technologies and products that prevent the need for mechanical ventilation. Empowering breathing without lungs, the flagship INSPIRATM ART500 is designed to boost blood oxygen saturation levels in a matter of minutes, even as the patient remains awake. We strive to deliver blood circulation technology alongside AI driven monitoring and analytics to create patient-centric and data-driven solutions that enhance patient outcome and improve hospital efficiency. Through our continuous efforts, we aim to reshape the future of extracorporeal treatments to create a better healthcare experience for patients around the world. The Company’s products have not yet been tested or used in humans and have not been approved by any regulatory entity.

For more information, please visit our corporate website:

https://inspira-technologies.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its strategy to develop its products, technology and the INSPIRA ART500 medical device. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov

For more details:

Public Relations Manager
Adi Shmueli
Inspira Technologies
info@inspirao2.com

+972-9-9664485

MRK-ARS-065
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